SECURI 11015024 SION

Securities and Exchange Commission
RECEIVED
JAN 28 2011
Branch of Registrations and Examinations

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Iron Capital Securities, LLC

OFFICIAL USE ONLY
147779
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 2800
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Blum (415) 254-9106
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460	Walnut Creek,	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jason Blum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Iron Capital Securities, Inc., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

PLEASE SEE CALIFORNIA COMPLIANT JURAT BELOW

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of MARIN

Subscribed and sworn to (or affirmed) before me on this 6th **day of** DECEMBER, **20**10, **by** JASON RYAN BLUM, **proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

Signature

(Seal)

ERICA Y. JOUBERT
Commission # 1872349
Notary Public - California
Marin County
My Comm. Expires Dec 3, 2013

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Members
Iron Capital Securities, LLC
San Francisco, California

We were engaged to audit the accompanying statement of financial condition of Iron Capital Securities, LLC as of June 30, 2010 and the related statements of operations, changes in Company equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management.

The auditor concluded that there is substantial doubt that the Company will have the ability to continue to operate. This going concern issue is compounded by matters involving uncertainties in connection with on-going litigation. Furthermore, Company records were inadequate to properly determine the accounts payable and accounts receivable balances as well as other financial statement line items. The scope limitations hampered the auditor’s ability to obtain sufficient competent evidential matter as required by professional standards.

Since the Company is a going-concern, has outstanding legal matters of uncertainty, and scope limitations, our work was not sufficient to enable us to express, and we do not express, an opinion on these financial statements.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

November 17, 2010
Walnut Creek, California

Iron Capital Securities, LLC
Statement of Financial Condition
June 30, 2010

ASSETS

Cash in bank	$	5,444
Accounts receivable		3,428
Total Assets	$	8,872

LIABILITIES AND COMPANY EQUITY

Liabilities:		
Accounts payable and accrued liabilities		15,495
Total Liabilities		15,495
Company equity:		
Total Company equity (deficit)		(8,523)
Total Company equity		(8,523)
Total Liabilities and Company Equity	$	6,972

The accompanying notes are an integral part of these financial statements.

Iron Capital Securities, LLC
Statement of Operations
For the Year Ended June 30, 2010

Revenue		
Fees and commissions earned	$	188,694
Interest income		47
Total revenue		188,741
Expenses		
Management fees		139,841
Commission expense		53,130
Professional fees		49,308
Regulatory Fees		1,275
Office expense		9,303
Subscriptions and data services		3,022
Other operating expenses		37,521
Total expenses		293,400
Net income (loss)	$	(104,659)

The accompanying notes are an integral part of these financial statements.

Iron Capital Securities, LLC
Statement of Changes in Company Equity (Deficit)
For the Year Ended June 30, 2010

	Class A Member	Class B Member	Total
Balance - June 30, 2009	$ -	$ 96,136	$ 96,136
Net income (loss)	-	(104,659)	(104,659)
Capital Contributions	1,900	-	1,900
Members Distributions	-	-	-
Balance - June 30, 2010	$ 1,900	$ (8,523)	$ (6,623)

The accompanying notes are an integral part of these financial statements.

Iron Capital Securities, LLC
Statement of Cash Flows
For the Year Ended June 30, 2010

Cash flows from operating activities:	
Net income (loss)	$ (104,659)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Increase in accounts receivable	(3,427)
Decrease in accounts payable and accrued liabilities	11,494
Net cash provided by (used in) operating activities	(96,592)
Cash flows from financing activities:	
Contributions from ICH	1,900
Net cash provided by (used in) financing activities	1,900
Net decrease in cash	(94,692)
Cash at beginning of year	100,136
Cash at end of year	$ 5,444

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Iron Capital Securities, LLC (the "Company"), was formed as a limited liability company in California on April 6, 2008. In December 2008, the Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and was accepted as a member of the Financial Industry Regulation Authority (FINRA). The Company is engaged in the private placement of securities and investment advisory services. In June, 2009 the Company was approved by FINRA to sell general securities.

The Company acts as a placement agent for venture capital financing, underwrites securities transactions, and provides mergers and acquisition advice.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $250,000. At June 30, 2010, the cash balance in the bank account did not exceed the FDIC insurance limit.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 1.03 to 1 at June 30, 2010. The Company is required to maintain a ratio of less than 15 to 1. At June 30, 2010, the Company had net capital as defined of $(10,051), which was less than the minimum requirement of $5,000 by $(15,051). The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Income Taxes

There is no federal income tax liability for the Company at December 31, 2010. As a Limited Liability Company (LLC) the Company is a flow-through-entity similar to a partnership.

$800 was recognized in 2010 for California Franchise Tax expense.

5. Related Party Transactions

Iron Capital Holdings, LLC is the Company's majority member. The Member provides office space and pays most overhead expenses of the Company. Management fees of $139,841 were paid to the Member and represents reimbursements of those expenses paid on the Company's behalf. The Company's results of operations and financial position could differ significantly form those that would have been obtained if the entities were autonomous.

6. Members' Equity

Members' equity consists of Class A and B members. Membership interests are measured in units of two classes, Class A Units and Class B Units, each with the rights and interests as set forth in the Company's operating agreement.

Class A members shall participate in all Company activities and shall share in Company profits, losses and distributions related to or arising from all activities of the Company.

Class B members shall participate in only those Company activities relating to the purchase and sale of securities and the private placement of securities by the Company and shall be entitled to 25% of the profits, losses and distributions from the sale of securities and 5% of the profits, losses and distributions from the private placement of securities of the Company.

7. Contingencies

As of the date of this report, the Company was in an arbitration wherein 2 former employees of the firm alleged unlawful termination by the firm, with undetermined monetary injuries following therefrom, as well as alleged "defamatory" U-5 statements in regards to their employment terminations. The arbitration hearing is scheduled for November 30, 2010, and it is the firm's belief that neither claimant may recover under either claim as a matter of law.

8. Going Concern

The Company struggled to have positive earnings in 2010. The Company lost $104,659 during the current fiscal year. This loss combined with negative equity at year end of $6,623 casts doubt on the ability of the entity to survive.

Management's exit strategy is to sell the entity rather than seek capital contributions or other alternatives that would lengthen the viability of the entity.

9. Subsequent Events

Management has evaluated subsequent events through November 17, 2010, the date on which the financial statements were available to be issued.

There is currently an outstanding offer to purchase the firm that is being considered by the firm's ownership.

SUPPLEMENTARY INFORMATION

Iron Capital Securities, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2010

Company equity		$ (6,623)
Assets not allowed for net capital purposes:		
Accounts receivable	(3,428)	(3,428)
Haircuts on marketable securities		-
Net Capital		(10,051) A
Minimum net capital required:		
Greater of 6-2/3% of aggregate indebtedness ($15,494) or $5,000		5,000
Net capital in excess (deficit) of requirement		$ (15,051)
Aggregate indebtedness (total liabilities)		$ 15,495 B
Ratio of aggregate indebtedness ($15,495) to net capital ($10,051) (required to be less than 15 to 1) A B		Negative

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 7,250	$ (1,806)	
Accounts payable adjustment for legal	8,245	(8,245)	
Per statements as finalized	$ 15,495 B	$ (10,051) A	Negative

Schedule II

Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

During the year ended June 30, 2010, the Company carried no margin accounts, did not hold funds or securities for, or owe money or securities to, customers. Therefore, the Formula for Determination of Reserve Requirements under Rule 15c3-3 was not applied since the various items required in the formula were nonexistent in the circumstances as described. A weekly determination of the required balance in the Special Reserve Account for the Exclusive Benefit of Customers, under the reserve formula, was not appropriate under these circumstances. No deposits to this special account were required during the year ended June 30, 2010.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(1).

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation
for Customer's Regulated Commodity Futures and Options Accounts

This schedule is not applicable to the Company's operations in 2010.

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Iron Capital Securities, LLC
San Francisco, California

In planning and performing our audits of the financial statements and supplemental schedule of Iron Capital Securities, LLC (the "Company"), for the year ended June 30, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. *We did not test the internal control structure as part of our audit. As such, we are not in a position to comment on the various material weaknesses that may exist.*

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at June 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members and management of the Company, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

November 17, 2010
Walnut Creek, California

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***Jason Blum***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this Sixth day of December, 2010

at San Francisco, California

Jason Blum
Iron Capital Securities, LLC